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NOVAMERICAN STEEL INC.
2006 First Quarter Report
For the three months ended February 25, 2006

2006 First Quarter Report
For the three months ended February 25, 2006

TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.

First Quarter Results

Sales for the first quarter of 2006 decreased by $10.7 million, or 5.2%, to $195.7 million from $206.4 million for the first quarter of 2005.

Tons sold and processed in the first quarter of 2006 increased by 3,618, or 0.8%, to 452,306 tons from 448,688 in the first quarter of 2005. While tons sold for the three months ended February 25, 2006 increased by 10,106 tons, or 4.9%, tons processed decreased by 6,488 tons, or 2.7%, compared with the same period in 2005.

The gross margin for the first quarter of 2006 increased to 21.6% from 21.0% for the first quarter of 2005.

Net income for the first quarter of 2006 decreased by $1.3 million, or 12.4% to, $8.8 million, or $0.87 per share (or $0.85 after dilution), versus $10.1 million, or $1.03 per share (or $0.98 after dilution), for the first quarter of 2005.

Operations

The Company's fiscal first quarter volume in terms of tons sold was strong given the seasonal weakness historically experienced in the winter months. CEO D. Bryan Jones commented, "I am pleased with the tons sold in this year's first quarter. This quarter's results were achieved in a stable pricing environment and reflect an increase in output that can be attributed to our Company's organic growth strategy".

All dollar amounts are expressed in U.S. dollars.

Outlook

Demand continues to be strong from many steel consuming industries such as non-residential construction, energy, mining, heavy equipment, railcar manufacturing and infrastructure spending. Management believes steel prices will rise in the second quarter and continue to be strong through July. There appears to be less likelihood of a softening in North American steel prices this summer as global steel prices continue to rise. Import offers for third quarter delivery are less plentiful and prices of those offers have risen significantly. Lead times at the North American steel mills have been extended and availability is limited through June.

D. Bryan Jones Chairman of the Board Chief Executive Officer

LaSalle, Québec
April 3, 2006

The matters set forth in Outlook are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

NOVAMERICAN STEEL INC.
Corporate and Investor Information

CORPORATE HEAD OFFICE
6001 Irwin Street
LaSalle, Québec
Canada    H8N 1A1
(514) 368-6455 / (514) 335-6682
Fax: (514) 368-3635
www.novamerican.com

TRANSFER AGENT
Computer Shareholder Services Inc.
P.O. Box 43023
Providence, RI 02940-3023
1-877-282-1168

INVESTOR INQUIRIES
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.

Novamerican Steel Inc. and Subsidiaries
2006 First Quarter Report
In accordance with U.S. GAAP, expressed in thousands of U.S. dollars, except net income per share and tonnage.

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings
(unaudited)

	Three months ended
	February 25, 2006	February 26, 2005
	$	$
Net sales	195,702	206,357
Cost of sales	153,348	163,111

Gross margin	42,354	43,246

Operating expenses
Plant	11,762	10,765
Delivery	6,335	4,729
Selling	3,480	3,587
Administrative and general	7,315	7,408

	28,892	26,489

Operating income	13,462	16,757

Interest expense	353	1,150
Share in income of joint ventures	(189)	(117)

	164	1,033

Income before income taxes	13,298	15,724
Income taxes	4,455	5,625

Net income	8,843	10,099

Net income per share
Basic	$0.87	$1.03

Diluted	$0.85	$0.98

Weighted average number of shares outstanding	10,217,563	9,786,089

Comprehensive income
Net income	8,843	10,099
Changes in cumulative translation adjustment	3,940	(4,410)
Change in fair value of interest rate swap, net of deferred income taxes	30	167

	12,813	5,856

Retained earnings
Balance, beginning of period	221,720	184,782
Net income	8,843	10,099

Balance, end of period	230,563	194,881

Tons sold	215,868	205,762
Tons processed	236,438	242,926

	452,306	448,688

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended
	February 25, 2006	February 26, 2005
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	8,843	10,099
Adjustments to reconcile net income to net cash from (used for) operating activities
Depreciation and amortization	2,529	2,335
Share in income of joint ventures	(189)	(117)
Deferred income taxes	(516)	(241)
Loss on disposal of property, plant and equipment	—	—
Changes in working capital items
Accounts receivable	10,122	(2,738)
Income taxes receivable	2,361	—
Inventories	(15,311)	(24,282)
Prepaid expenses and other	(1,575)	120
Accounts payable and accrued liabilities	(9,823)	(7,549)
Income taxes payable	(1,004)	(13,747)

Net cash used for operating activities	(4,563)	(36,120)

CASH FLOWS FROM INVESTING ACTIVITIES
Short term investment	17,305
Acquisition of minority interest	—	(204)
Distribution from joint ventures	260	—
Additions to property, plant and equipment	(4,881)	(1,633)
Proceeds from disposal of property, plant and equipment	—	5
Other assets	(36)	—

Net cash from (used for) investing activities	12,648	(1,832)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(342)	25,382
Issue of common shares	4,113	—
Advance to an employee	—	420
Proceeds from long-term debt	—	6,282
Repayment of long-term debt	(108)	(1,326)

Net cash from financing activities	3,663	30,758

Effect of exchange rate changes on cash and cash equivalents	742	(260)

Net increase (decrease) in cash and cash equivalents	12,490	(7,454)
Cash and cash equivalents, beginning of period	47,805	11,462

Cash and cash equivalents, end of period	60,295	4,008

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	872	654

Income taxes paid	3,285	16,951

Consolidated Balance Sheets
(unaudited)

	February 25, 2006	February 26, 2005	November 26, 2005
	(unaudited)	(unaudited)	(audited)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	60,295	4,008	47,805
Accounts receivable	114,757	125,657	140,053
Income taxes receivable	347	—	2,778
Inventories	144,557	193,782	127,316
Prepaid expenses and other	3,051	676	1,441
Deferred income taxes	1,816	1,391	1,815

	324,823	325,514	321,208
Investments in joint ventures	2,066	2,380	2,137
Property, plant and equipment	106,482	104,122	102,794
Goodwill	12,994	12,992	12,994
Deferred income taxes	1,875	—	1,767
Other assets	672	892	683

	448,912	445,900	441,583

LIABILITIES
Current liabilities
Current portion of long-term debt	3,089	4,221	3,078
Bank indebtedness	2,398	28,642	2,676
Accounts payable and accrued liabilities	91,780	94,276	99,713
Income taxes payable	—	5,706	998
Deferred income taxes	35	—	338

	97,302	132,845	106,803
Long-term debt	41,764	62,090	41,782
Fair value of interest rate swap	20	457	71
Deferred income taxes	15,941	13,944	15,968

	155,027	209,336	164,624

SHAREHOLDERS' EQUITY
Share capital	38,904	29,609	34,791
Retained earnings	230,563	194,881	221,720
Accumulated other comprehensive income	24,418	12,074	20,448

	293,885	236,564	276,959

	448,912	445,900	441,583

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